UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

National Storage Affiliates Trust

(Name of Issuer)
Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)
637870106

(CUSIP Number)
December 31, 2016

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
✓	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637870106

1.	Names of Reporting Persons Arlen D. Nordhagen

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,062,170(1)(2)

	6.	Shared Voting Power 153,597(2)(3)

	7.	Sole Dispositive Power 2,062,170(1)(2)

	8.	Shared Dispositive Power 153,597(2)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,215,767(1)(2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 4.92%(4)

12.	Type of Reporting Person IN

(1)
Consists of (i) 132,400 common shares of beneficial interest, $0.01 par value per share ("Shares") of National Storage Affiliates Trust (the "Company"), of which the Reporting Person beneficially owns (A) 14,300 Shares directly and (B) 118,100 Shares through Nordhagen LLLP, for which the Reporting Person is the general partner, (ii) 1,482,705 Class A common units of limited partner interest ("Class A OP Units") of NSA OP, LP (the "Partnership"), of which the Reporting Person beneficially owns (A) 455,730 Class A OP Units directly, (B) 449,699 Class A OP Units through Nordhagen LLLP, for which the Reporting Person is the general partner, (C) 484,912 Class A OP Units through SecurCare Self Storage, Inc. ("SecurCare"), for which the Reporting Person is the majority owner and one of three members of its board of directors with the right to appoint such other directors; (D) 30,000 Class A OP Units through Salt Lick Productions, LLC, for which the Reporting Person is the managing member; (E) 62,364 Class A OP Units through A.D. Nordhagen, LLC, for which the Reporting Person is the managing member; and (F) 30,819 Class A OP Units through SecurCare Portfolio Holdings, Ltd. ("Holdings"), for which the Reporting Person is the majority owner of Holdings' general partner, SecurCare, and one of three members of Holdings' general partner's board of directors with the right to appoint such other directors, and (iii) 416,246 Class A OP Units issuable upon the conversion of 416,246 long-term incentive plan units of the Partnership ("LTIP Units") that are vested or may vest within 60 days of the date hereof ("Vested LTIP Units"). Excludes 105,491 unvested LTIP Units, 2,494,338 Class B common units of limited partner interest ("Subordinated Performance Units") of the Partnership, and 421,115 units in subsidiaries of the Partnership ("DownREIT Units") held indirectly by the Reporting Person which are not convertible into or exchangeable for Shares within 60 days of the date hereof. The unvested LTIP units granted to the Reporting Person under the Issuer's 2015 Equity Incentive Plan vest in annual installments along a schedule at certain times prior to and including January 1, 2019. The unvested LTIP units granted to the Reporting Person or entities controlled by the Reporting Person under the Company's 2013 Long-Term Incentive Plan vest along a schedule at certain times prior to December 31, 2017, upon the achievement of certain performance goals. Vested LTIP units, after achieving parity with Class A OP Units, are eligible to be converted into Class A OP Units on a one-for-one basis upon the satisfaction of conditions set forth in the Partnership's agreement of limited partnership.

(2)
The Reporting Person has the right to cause the Partnership to redeem all or a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(3)
Consists of (i) 128,600 Shares of the Company, of which the Reporting Person beneficially owns (A) 14,300 Shares through his spouse, for which the Reporting Person disclaims beneficial ownership, and (B) 114,300 Shares through the Nord Foundation, for which the Reporting Person, as President and a director, shares voting and investment power with the other directors, and (ii) 55,816 Class A OP Units, of which which the Reporting Person beneficially owns 24,997 Class A OP Units through PhiNord, LLC, for which the Reporting Person, as member manager, shares voting and investment power with another member manager .

(4)
For purposes of determining the percentage of Shares beneficially owned by the Reporting Person, the numerator is comprised of all of the Reporting Person's Shares together with each Class A OP unit and each Vested LTIP Unit beneficially owned as if each such unit was exchanged for one Share as of December 31, 2016, and the denominator is comprised of all of the Company's 43,110,362 Shares outstanding as of December 31, 2016 together with each Class A OP Unit and each Vested LTIP Unit beneficially owned by the Reporting Person as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units, Vested LTIP Units or other units in the Partnership or its subsidiaries held by other persons are exchanged for Shares.

CUSIP No. 637870106

1.	Names of Reporting Persons SecurCare Self Storage, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 515,731(5)(6)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 515,731(5)(6)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 515,731(5)(6)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 1.18%(7)

12.	Type of Reporting Person CO

(5)
Consists of (i) 484,912 Class A OP Units directly held by the Reporting Person and (ii) 30,819 Class A OP Units beneficially owned through SecurCare Portfolio Holdings, Ltd., for which the Reporting Person is the general partner. Excludes 2,001,441 Subordinated Performance Units held directly by the Reporting Person.

(6)
The Reporting Person has the right to cause the Partnership to redeem all or a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(7)
For purposes of determining the percentage of Shares beneficially owned by the Reporting Person, the numerator is comprised of all of the Reporting Person's Shares together with each Class A OP unit beneficially owned as if each such unit was exchanged for one Share as of December 31, 2016, and the denominator is comprised of all of the Company's 43,110,362 Shares outstanding as of December 31, 2016 together with each Class A OP Unit beneficially owned by the Reporting Person as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or other units in the Partnership or its subsidiaries held by other persons are exchanged for Shares.

CUSIP No. 637870106

1.	Names of Reporting Persons SecurCare Portfolio Holdings, Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 30,819(8)(9)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 30,819(8)(9)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,819(8)(9)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.07%(10)

12.	Type of Reporting Person PN

(8)	Consists of 30,819 Class A OP Units held directly by the Reporting Person.

(9)
The Reporting Person has the right to cause the Partnership to redeem all or a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(10)
For purposes of determining the percentage of Shares beneficially owned by the Reporting Person, the numerator is comprised of all of the Reporting Person's Shares together with each Class A OP unit beneficially owned as if each such unit was exchanged for one Share as of December 31, 2016, and the denominator is comprised of all of the Company's 43,110,362 Shares outstanding as of December 31, 2016 together with each Class A OP Unit beneficially owned by the Reporting Person as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or other units in the Partnership or its subsidiaries held by other persons are exchanged for Shares.

Item 1.
	(a)	Name of Issuer National Storage Affiliates Trust
	(b)	Address of Issuer’s Principal Executive Offices 5200 DTC Parkway, Suite 200, Greenwood Village, CO 80111

Item 2.
	(a)	Name of Persons Filing (1) Arlen D. Nordhagen (2) SecurCare Self Storage, Inc. (3) SecurCare Portfolio Holdings, Ltd.
(b)
Address of Principal Business Office or, if none, Residence
(1) Arlen D. Nordhagen, 5200 DTC Parkway, Suite 200, Greenwood Village, CO 80111
(2) SecurCare Self Storage, Inc., 9226 Teddy Lane, Suite 100, Lone Tree, CO 80124
(3) SecurCare Portfolio Holdings, Ltd., 9226 Teddy Lane, Suite 100, Lone Tree, CO 80124

	(c)	Citizenship (1) United States of America (2) Colorado (3) Colorado
	(d)	Title of Class of Securities Common Shares of Beneficial Interest, par value $0.01 per share
	(e)	CUSIP Number 637870106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: (1) Arlen D. Nordhagen: 2,215,767(1)(2)(3) (2) SecurCare Self Storage, Inc.: 515,731(5)(6) (3) SecurCare Portfolio Holdings, Ltd: 30,819(8)(9)
(b) Percent of class: (1) Arlen D. Nordhagen: 4.92% (4) (2) SecurCare Self Storage, Inc.: 1.18%(7) (3) SecurCare Portfolio Holdings, Ltd: 0.07% (10)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote (1) Arlen D. Nordhagen: 2,062,170(1)(2) (2) SecurCare Self Storage, Inc.: 515,731(5)(6) (2) SecurCare Portfolio Holdings, Ltd: 30,819(8)(9)
(ii) Shared power to vote or to direct the vote (1) Arlen D. Nordhagen: 153,597(2)(3) (2) SecurCare Self Storage, Inc.: 0 (3) SecurCare Portfolio Holdings, Ltd: 0
(iii) Sole power to dispose or to direct the disposition of (1) Arlen D. Nordhagen: 2,062,170(1)(2) (2) SecurCare Self Storage, Inc.: 515,731(5)(6) (2) SecurCare Portfolio Holdings, Ltd: 30,819(8)(9)
(iv) Shared power to dispose or to direct the disposition of (1) Arlen D. Nordhagen: 153,597(2)(3) (2) SecurCare Self Storage, Inc.: 0 (3) SecurCare Portfolio Holdings, Ltd: 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ✓.(11)

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
The identification of all affiliated entities through which the Reporting Persons beneficially own Shares, Class A OP Units, and Vested LTIP Units is set forth in footnotes (1) and (3) to this Schedule 13G.

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

(1)
Consists of (i) 132,400 common shares of beneficial interest, $0.01 par value per share ("Shares") of National Storage Affiliates Trust (the "Company"), of which the Reporting Person beneficially owns (A) 14,300 Shares directly and (B) 118,100 Shares through Nordhagen LLLP, for which the Reporting Person is the general partner, (ii) 1,482,705 Class A common units of limited partner interest ("Class A OP Units") of NSA OP, LP (the "Partnership"), of which the Reporting Person beneficially owns (A) 455,730 Class A OP Units directly, (B) 449,699 Class A OP Units through Nordhagen LLLP, for which the Reporting Person is the general partner, (C) 484,912 Class A OP Units through SecurCare Self Storage, Inc. ("SecurCare"), for which the Reporting Person is the majority owner and one of three members of its board of directors with the right to appoint such other directors; (D) 30,000 Class A OP Units through Salt Lick Productions, LLC, for which the Reporting Person is the managing member; (E) 62,364 Class A OP Units through A.D. Nordhagen, LLC, for which the Reporting Person is the managing member; and (F) 30,819 Class A OP Units through SecurCare Portfolio Holdings, Ltd. ("Holdings"), for which the Reporting Person is the majority owner of Holdings' general partner, SecurCare, and one of three members of Holdings' general partner's board of directors with the right to appoint such other directors, and (iii) 416,246 Class A OP Units issuable upon the conversion of 416,246 vest long term incentive plan units ("LTIP Units") directly. Excludes 105,491 unvested LTIP Units, 2,494,338 Class B common units of limited partner interest ("Subordinated Performance Units") of the Partnership, and 421,115 units in subsidiaries of the Partnership ("DownREIT Units") held indirectly by the Reporting Person which are not convertible into or exchangeable for Shares within 60 days of the date hereof. The unvested LTIP units granted to the Reporting Person under the Issuer's 2015 Equity Incentive Plan vest in annual installments along a schedule at certain times prior to and including January 1, 2019. The unvested LTIP units granted to the Reporting Person or entities controlled by the Reporting Person under the Company's 2013 Long-Term Incentive Plan vest along a schedule at certain times prior to December 31, 2017, upon the achievement of certain performance goals. Vested LTIP units, after achieving parity with Class A OP Units, are eligible to be converted into Class A OP Units on a one-for-one basis upon the satisfaction of conditions set forth in the Partnership's agreement of limited partnership.

(2)
The Reporting Person has the right to cause the Partnership to redeem all or a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(3)
Consists of (i) 128,600 Shares of the Company, of which the Reporting Person beneficially owns (A) 14,300 Shares through his spouse, for which the Reporting Person disclaims beneficial ownership, and (B) 114,300 Shares through the Nord Foundation, for which the Reporting Person, as President and a director, shares voting and investment power with the other directors, and (ii) 55,816 Class A OP Units, of which which the Reporting Person beneficially owns 24,997 Class A OP Units through PhiNord, LLC, for which the Reporting Person, as member manager, shares voting and investment power with another member manager.

(4)
For purposes of determining the percentage of Shares beneficially owned by the Reporting Person, the numerator is comprised of all of the Reporting Person's Shares together with each Class A OP unit and each Vested LTIP Unit beneficially owned as if each such unit was exchanged for one Share as of December 31, 2016, and the denominator is comprised of all of the Company's 43,110,362 Shares outstanding as of December 31, 2016 together with each Class A OP Unit and each Vested LTIP Unit beneficially owned by the Reporting Person as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units, Vested LTIP Units or other units in the Partnership or its subsidiaries held by other persons are exchanged for Shares.

(5)
Consists of (i) 484,912 Class A OP Units directly held by the Reporting Person and (ii) 30,819 Class A OP Units beneficially owned through SecurCare Portfolio Holdings, Ltd., for which the Reporting Person is the general partner. Excludes 2,001,441 Subordinated Perfomance Units held directly by the Reporting Person.

(6)
The Reporting Person has the right to cause the Partnership to redeem all or a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(7)
For purposes of determining the percentage of Shares beneficially owned by the Reporting Person, the numerator is comprised of all of the Reporting Person's Shares together with each Class A OP unit beneficially owned as if each such unit was exchanged for one Share as of December 31, 2016, and the denominator is comprised of all of the Company's 43,110,362 Shares outstanding as of December 31, 2016 together with each Class A OP Unit beneficially owned by the Reporting Person as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or other units in the Partnership or its subsidiaries held by other persons are exchanged for Shares.

(8)	Consists of 30,819 Class A OP Units held directly by the Reporting Person.

(9)
The Reporting Person has the right to cause the Partnership to redeem all or a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(10)
For purposes of determining the percentage of Shares beneficially owned by the Reporting Person, the numerator is comprised of all of the Reporting Person's Shares together with each Class A OP unit beneficially owned as if each such unit was exchanged for one Share as of December 31, 2016, and the denominator is comprised of all of the Company's 43,110,362 Shares outstanding as of December 31, 2016 together with each Class A OP Unit beneficially owned by the Reporting Person as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or other units in the Partnership or its subsidiaries held by other persons are exchanged for Shares.

(11)	As of December 31, 2016, each of the Reporting Persons have each ceased to be the beneficial owner of more than five percent of the class of securities.

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017
Date
/s/ ARLEN D. NORDHAGEN
Signature
Arlen D. Nordhagen
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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